UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33790 / January 24, 2020

In the Matter of   :
                                                             :
XAI OCTAGON CREDIT OPPORTUNITIES   :
   ALTERNATIVE REGISTERED   :
   TRUST – BROKERAGE FEEDER   :
321 North Clark Street, Suite 2430   :
Chicago, Illinois 60654   :
                                                             :
(811-23178)   :
                                                             :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on November 13, 2019, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an investment company.

On December 27, 2019, a notice of filing of the application was issued (Investment Company
Act Release No. 33736). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                              Eduardo A. Aleman
                              Deputy Secretary